March 11, 2011	TSX: SIL
NYSE AMEX: SILU

SPROTT RESOURCE LENDING CORP. REPORTS 2010 YEAR END RESULTS

Toronto, Ontario - Sprott Resource Lending Corp. (the “Corporation” or “Sprott Resource Lending”) today reported its financial results for the three and twelve months ended December 31, 2010.

Effective September 7, 2010, the Corporation adopted a strategy to become a natural resource lender providing bridge and mezzanine financing to mining and energy companies. Previously, the Corporation invested in mortgages secured by Canadian real estate under the Quest Capital brand.

Peter Grosskopf, President and CEO said: “We are making good headway in identifying high quality resource loan opportunities that fit the risk-return parameters of our new lending strategy and we are pleased with the pace of loan commitments and the size of our investment pipeline. As we head into the second half of 2011, we expect our resource loan portfolio to be of a sufficient size to support our dividend plans.”

Resource Lending Progress

Since announcing the transition of its lending strategy through to March 10, 2011, the Corporation has funded $45 million in resource loans. At March 10, 2011, the Corporation’s cash and marketable securities balance was approximately $104 million, providing the means for additional growth. As a resource lender, the Corporation plans to institute a regular dividend once the aggregate size of its resource loan portfolio is sufficiently large to support it. Management estimates this threshold to be approximately $100 million.

Results

  Net loss for 2010 was $37.0 million (loss of $0.25 per share) compared to a net loss of $21.6 million (loss of $0.14 per share) in 2009;
  Loan loss expense, net of recoveries improved to $21.8 million from $31.5 million in 2009;
  Future income tax expense of $11.3 million versus a future income tax recovery of $6.8 million in 2009, both being non cash; the Corporation has $56.1 million of non-capital loss carryforwards which can be applied to future taxable income;
  Net interest income was $9.6 million, compared to $13.7 million in 2009 on lower average carrying value of real estate loans receivable and a lower annualized interest yield (5% in 2010, 7% in 2009);
  Loan principal repaid or sold amounted to $156.3 million compared to $110.7 million a year ago;
  Total liabilities were $5.1 million compared to $24.5 million at December 31, 2009;
  Shareholders’ equity was $245.9 million compared to $273.9 million at December 31, 2009 as a result of the net loss incurred in 2010 and the purchase and cancellation of common shares, partially offset by $24.7 million in proceeds from a private placement of common shares.

Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

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Real Estate Progress

At December 31, 2010, the Corporation’s entire remaining real estate loan portfolio of 17 properties, including foreclosed real estate loans, with a carrying value of $116 million were impaired and remedial action was underway.

Jim Grosdanis, Chief Financial Officer said: “So far in 2011, we have monetized real estate loans for proceeds of $18 million, showing that the momentum has continued with our remediation efforts. The pace of remediation and proceeds expected from deals which are being negotiated is meeting our expectations. While the timing to complete our monetization strategy is dependent on market conditions, we expect to have only a few real estate loans remaining by the end of the second quarter.”

Conference Call

Sprott Resource Lending plans an investor conference call to discuss its financial results at 11:00 am ET today. The call can be accessed by dialing 416-644-3415. The call will be recorded and a replay made available until March 18, 2011 at midnight. The replay can be accessed about one hour after the call at 416-640-1917, passcode 4417711 followed by the number sign.

About Sprott Resource Lending Corp.

Sprott Resource Lending specializes in bridge and mezzanine lending to precious and base metal mining, exploration and development companies and energy companies on a global basis. Headquartered in Toronto, the Corporation seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower.

Sprott Resource Lending (www.sprottlending.com) was founded by Quest Capital Corp. and Sprott Lending Consulting Limited Partnership. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416-943-4998

Jim Grosdanis, CFO	416-943-4698

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CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.